(1)	This option was granted to Mr. O'Hare pursuant to the Virgin Media Sharesave Plan (the "Sharesave Plan"), which was adopted by the Issuer's board of directors on February 21, 2008 following approval by our stockholders on May 16, 2007 and June 10, 2009. With limited exceptions, the Sharesave Plan is generally available to all employees; eligible employees were invited to enter into savings contracts under which they agree to have amounts ranging from £5 to £250 deducted from their net salary each month. These sums are held within special savings accounts operated by Yorkshire Building Society, an appointed independent savings carrier. The savings can then be used by the participants to purchase shares of the Issuer at the exercise price. The shares subject to the option will be such number as can be bought at the exercise date. Participants may exercise their option during the period of six months from the maturity of the savings contract. If participants do not want to exercise their option, which is generally not transferable, they can instead take their savings and allow their option to lapse.

(2)	The exercise price will be paid in pounds sterling, at £11.10 per share. This exercise price is equal to the mid market price of the Issuer's stock price per share as of September 14, 2010 of $21.57, converted to sterling at the rate 1.5559 and discounted by 20%.

(3)	Subject to Mr. O'Hare completing the payment of 36 monthly contributions and the third anniversary of the start date having been reached, this option will become exercisable on November 1, 2013 and expire 6 months later.